UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Comstock Resources Inc.
(Name of Issuer)

Common Stock, par value $0.50
(Title of Class of Securities)

205768203
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person: Galatyn Equity Holdings LP	
2	Check the Appropriate Box if a Member of a Group	(a) ☒
		(b) ☐
3	SEC Use Only	
4	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)	0.0%
12	Type of Reporting Person	PN

1	Name of Reporting Person: Trinity Peak Investments LP		
2	Check the Appropriate Box if a Member of a Group		(a) ☒
			(b) ☐
3	SEC Use Only		
4	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person		0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row (9)		0.0%
12	Type of Reporting Person		PN

1	Name of Reporting Person: Trinity Pointe Investments LP		
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only		
4	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person		0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row (9)		0.0%
12	Type of Reporting Person		PN

1	Name of Reporting Person: Albert Hill Trust	
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only	
4	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)	0.0%
12	Type of Reporting Person	OO

CUSIP NO. 74978Q 105

1	Name of Reporting Person: Albert G. Hill, Jr.		
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only		
4	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person		0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row (9)		0.0%
12	Type of Reporting Person		IN

1	Name of Reporting Person: Lyda Hunt-Margaret Trusts-Al G. Hill, Jr.		
2	Check the Appropriate Box if a Member of a Group		(a) ☒
			(b) ☐
3	SEC Use Only		
4	Citizenship or Place of Organization		Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person		0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row (9)		0.0%
12	Type of Reporting Person		OO

1	Name of Reporting Person: Galatyn Asset Management LLC		
2	Check the Appropriate Box if a Member of a Group		(a) ☒
			(b) ☐
3	SEC Use Only		
4	Citizenship or Place of Organization		Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person		0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row (9)		0.0%
12	Type of Reporting Person		OO

1	Name of Reporting Person: A.G. Hill Partners, LLC	
2	Check the Appropriate Box if a Member of a Group	(a) ☒
		(b) ☐
3	SEC Use Only	
4	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)	0.0%
12	Type of Reporting Person	OO

1	Name of Reporting Person: David E. Pickett	
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only	
4	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)	0.0%
12	Type of Reporting Person	IN

1	Name of Reporting Person: Trinity LLC	
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only	
4	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)	0.0%
12	Type of Reporting Person	OO

1	Name of Reporting Person: Stephen Summers	
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only	
4	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With			
	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person	0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)	0.0%
12	Type of Reporting Person	IN

1	Name of Reporting Person: Ray Washburne		
2	Check the Appropriate Box if a Member of a Group		(a) ☒
			(b) ☐
3	SEC Use Only		
4	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person		0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row (9)		0.0%
12	Type of Reporting Person		IN

This Amendment No. 1 amends and restates the Schedule 13G filed on January 23, 2015 in its entirety. This Amendment No. 1 is referred to herein as this "Schedule 13G."

Item 1(a).   **Name of issuer**:

Comstock Resources Inc. (the "Issuer")

Item 1(b).   **Address of issuer's principal executive offices**:

5300 Town and Country Boulevard, Suite 500
Frisco, Texas 75034

Item 2(a).   **Names of persons filing**:

This Schedule 13G is being filed by each of the following persons (each, a "Reporting Person" and together, the "Reporting Persons"):

(i)   Galatyn Equity Holdings LP

(ii)   Trinity Peak Investments LP

(iii)   Trinity Pointe Investments LP

(iv)   Albert Hill Trust

(v)   Al G. Hill, Jr.

(vi)   Lyda Hunt-Margaret Trusts-Al G. Hill, Jr.

(vii)   Galatyn Asset Management LLC

(viii) Al G. Hill Partners, LLC

(ix)   David E. Pickett

(x)   Trinity LLC

(xi)   Stephen Summers

(xii)   Ray Washburne

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).   **Address or principal business office or, if none, residence**:

The address of the principal business office of each of the Reporting Persons is 47 Highland Park Village, Suite 200, Dallas, Texas 75205.

Item 2(c).   **Citizenship**:

(i)   Galatyn Equity Holdings LP – Texas

(ii)   Trinity Peak Investments LP – Delaware

(iii)   Trinity Pointe Investments LP – Delaware

(iv)   Albert Hill Trust – Texas

(v)	Albert G. Hill, Jr. – United States
(vi)	Lyda Hunt-Margaret Trusts-Al G. Hill, Jr. – Texas
(vii)	Galatyn Asset Management LLC – Texas
(viii)	A.G. Hill Partners, LLC – Texas
(ix)	David E. Pickett – United States
(x)	Trinity LLC – Delaware
(xi)	Stephen Summers – United States
(xii)	Ray Washburne – United States

Item 2(d). **Title of class of securities**:

Common Stock, par value $0.50 (the "Common Stock")

Item 2(e). **CUSIP number**:

205768203

Item 3. **If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a**:

	☑	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. **Ownership**:

(a) Amount collectively beneficially owned by Reporting Persons: 0

(b) Percent of class collectively beneficially owned by Reporting Persons: 0.0%

(c) Number of shares of each Reporting Person:

1. Galatyn Equity Holdings LP

    a. Amount beneficially owned: 0

    b. Percent of class: 0.0%

    c. Number of units as to which the person has:

        i.   Sole power to vote or to direct the vote: 0

        ii.   Shared power to vote or to direct the vote: 0

        iii.   Sole power to dispose or to direct the disposition of: 0

        iv.   Shared power to dispose or to direct the disposition of: 0

2.   Trinity Peak Investments LP

   a.   Amount beneficially owned: 0

   b.   Percent of class: 0.0%

   c.   Number of units as to which the person has:

        i.   Sole power to vote or to direct the vote: 0

        ii.   Shared power to vote or to direct the vote: 0

        iii.   Sole power to dispose or to direct the disposition of: 0

        iv.   Shared power to dispose or to direct the disposition of: 0

3.   Trinity Pointe Investments LP

   a.   Amount beneficially owned: 0

   b.   Percent of class: 0.0%

   c.   Number of units as to which the person has:

        i.   Sole power to vote or to direct the vote: 0

        ii.   Shared power to vote or to direct the vote: 0

        iii.   Sole power to dispose or to direct the disposition of: 0

        iv.   Shared power to dispose or to direct the disposition of: 0

4.   Albert Hill Trust

   a.   Amount beneficially owned: 0

   b.   Percent of class: 0.0%

   c.   Number of units as to which the person has:

        i.   Sole power to vote or to direct the vote: 0

        ii.   Shared power to vote or to direct the vote: 0

        iii.   Sole power to dispose or to direct the disposition of: 0

        iv.   Shared power to dispose or to direct the disposition of: 0

5.   Albert G. Hill, Jr.

   a.   Amount beneficially owned: 0

   b.   Percent of class: 0.0%

   c.   Number of units as to which the person has:

        i.   Sole power to vote or to direct the vote: 0

        ii.   Shared power to vote or to direct the vote: 0

        iii.   Sole power to dispose or to direct the disposition of: 0

        iv.   Shared power to dispose or to direct the disposition of: 0

6. Lyda Hunt-Margaret Trusts-Al G. Hill, Jr.

    a. Amount beneficially owned: 0

    b. Percent of class: 0.0%

    c. Number of units as to which the person has:

        i. Sole power to vote or to direct the vote: 0

        ii. Shared power to vote or to direct the vote: 0

        iii. Sole power to dispose or to direct the disposition of: 0

        iv. Shared power to dispose or to direct the disposition of: 0

7. Galatyn Asset Management LLC

    a. Amount beneficially owned: 0

    b. Percent of class: 0.0 %

    c. Number of units as to which the person has:

        i. Sole power to vote or to direct the vote: 0

        ii. Shared power to vote or to direct the vote: 0

        iii. Sole power to dispose or to direct the disposition of: 0

        iv. Shared power to dispose or to direct the disposition of: 0

8. A.G. Hill Partners, LLC

    a. Amount beneficially owned: 0

    b. Percent of class: 0.0%

    c. Number of units as to which the person has:

        i. Sole power to vote or to direct the vote: 0

        ii. Shared power to vote or to direct the vote: 0

        iii. Sole power to dispose or to direct the disposition of: 0

        iv. Shared power to dispose or to direct the disposition of: 0

9. David E. Pickett

    a. Amount beneficially owned: 0

    b. Percent of class: 0.0%

    c. Number of units as to which the person has:

        i. Sole power to vote or to direct the vote: 0

        ii. Shared power to vote or to direct the vote: 0

        iii. Sole power to dispose or to direct the disposition of: 0

        iv. Shared power to dispose or to direct the disposition of: 0

10. Trinity LLC

    a. Amount beneficially owned: 0

    b. Percent of class: 0.0%

     c.   Number of units as to which the person has:

         i.   Sole power to vote or to direct the vote: 0

        ii.   Shared power to vote or to direct the vote: 0

      iii.   Sole power to dispose or to direct the disposition of: 0

      iv.   Shared power to dispose or to direct the disposition of: 0

11. Stephen Summers

     a.   Amount beneficially owned: 0

     b.   Percent of class: 0.0%

     c.   Number of units as to which the person has:

         i.   Sole power to vote or to direct the vote: 0

        ii.   Shared power to vote or to direct the vote: 0

      iii.   Sole power to dispose or to direct the disposition of: 0

      iv.   Shared power to dispose or to direct the disposition of: 0

12. Ray Washburne

     a.   Amount beneficially owned: 0

     b.   Percent of class: 0.0%

     c.   Number of units as to which the person has:

         i.   Sole power to vote or to direct the vote: 0

        ii.   Shared power to vote or to direct the vote: 0

      iii.   Sole power to dispose or to direct the disposition of: 0

      iv.   Shared power to dispose or to direct the disposition of: 0

Item 5.   **Ownership of five percent or less of a class**:

The Reporting Persons are no longer record holders of more than five percent of the shares of Issuer's Common Stock.

Item 6.   **Ownership of more than five percent on behalf of another person**:

Not applicable.

Item 7.   **Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person**:

Not applicable.

Item 8.   **Identification and classification of members of the group**:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)-3 of the Exchange Act. The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(K) of the Exchange Act is attached as Exhibit 99.1 hereto.

Item 9.   **Notice of dissolution of group**:

        Not applicable.

Item 10.   **Certifications**:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2017

GALATYN EQUITY HOLDINGS LP

By: Galatyn Asset Management LLC, its general partner

By: A.G. Hill Partners, LLC, its sole member

By: _____
Name: Albert G. Hill, Jr.
Title: Sole Member

TRINITY PEAK INVESTMENTS LP

By: Trinity LLC, its general partner

By: _____
Name: Joseph D. O'Brien, III
Title: President

TRINITY POINTE INVESTMENTS LP

By: Trinity LLC, its general partner

By: _____
Name: Joseph D. O'Brien, III
Title: President

ALBERT HILL TRUST

By: _____
Name: David E. Pickett
Title: Trustee

LYDA HUNT - MARGARET TRUSTS – AL G. HILL, JR.



By: _____
Name: Joyce E. Waller
Title: Trustee

[Signature Page – Schedule 13G]

GALATYN ASSET MANAGEMENT LLC

By: A.G. Hill Partners, LLC, its sole member

By: _____
Name: Albert G. Hill, Jr.
Title: Sole Member

A.G. HILL PARTNERS, LLC

By: _____
Name: Albert G. Hill, Jr.
Title: Sole Member

TRINITY LLC

By: _____
Name: Joseph D. O'Brien, III
Title: President

By: _____
Albert G. Hill, Jr.

By: _____
David E. Pickett

By: _____
Stephen Summers

By: _____
Ray Washburne

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement with respect to filing of Schedule 13G, dated as of January 23, 2015, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on January 23, 2015).